787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 15, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds File Nos. 333-153445 and 811-22235 Post-Effective Amendment No. 6

Ladies and Gentlemen:

On behalf of the AQR Managed Futures Strategy Fund (the “Fund”), a series of the AQR Funds (the “Trust”), we hereby submit this letter in response to the telephonic comments provided by Laura E. Hatch of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Wednesday, November 25, 2009, regarding Post-Effective Amendment No. 6 to the Fund’s Registration Statement filed with the Commission on October 14, 2009. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General

Comment 1	Based on the description of the Fund’s principal investment strategy, it appears that the Fund may be primarily engaged in the investment of futures and forward contracts. Please provide us with your legal analysis as to why the Fund is an “investment company” within the meaning of the 1940 Act and provide us with a basis for registration of the Fund under the 1940 Act.

Response	As disclosed in the Fund’s registration statement, the Fund intends to invest primarily in a portfolio of futures contracts and futures-related instruments, including, but not limited to equity index futures, currency forwards, commodity futures, swaps on commodity futures, fixed income futures, bond futures and swaps on bond futures. The Fund may also invest in exchange traded funds or exchange traded notes. The Fund also intends to invest a significant portion of its assets in money market instruments, which may include, but are not limited to, U.S. government securities, U.S. government agency securities, short-term fixed income securities, overnight and/or fixed term repurchase agreements, money market fund shares, and cash and cash equivalents with one year or less term to maturity.

NEW YORK     WASHINGTON, DC     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

December 15, 2009

As more fully explained below, we believe the Fund is appropriately categorized as an investment company (rather than a commodity pool) primarily because its return will principally be derived from changes in the value of securities (rather than commodities) and because its portfolio will principally consist of securities. Also, the Staff has already permitted other funds that principally derive their performance from commodity-linked instruments to be registered as investment companies, and it would be inequitable to take a different approach here.

In Peavey Commodity Futures Fund (“Peavey”),1 the Commission Staff determined that it would not recommend that the Commission take any enforcement action if certain public commodity pools invested in futures contracts on securities, futures contracts on stock indices, options on such futures contracts and options on physical commodities traded on contract markets designated by the Commodity Futures Trading Commission (“CFTC”), without registering as investment companies under the 1940 Act, provided that the pools were not otherwise primarily engaged in the business of investing in securities so as to come within the definition of an investment company under the 1940 Act. The Staff stated that in determining an entity’s primary engagement, five factors should be considered: (1) the composition of the entity’s assets; (2) the sources of its income; (3) the activities of its officers and employees; (4) its public representations; and (5) its historical development. In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, of most importance, according to the Staff, would be the area of business in which the entity anticipates realization of the greatest gain and exposure to the largest risks of loss.

In Managed Futures Association (“MFA”),2 the Staff clarified the factors that it considered most important to be considered when determining the primary business of a commodity pool, stating that a commodity pool’s primary business should be deemed to be investing or trading in commodity interests (and, therefore, it should not be considered an investment company subject to 1940 Act regulation) if three criteria are met: (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus and in marketing materials) and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.3

The registration of the Fund as an investment company is consistent with the Staff’s position in Peavey and MFA.

[1]	Peavey Commodity Futures Fund, SEC No-Action Letter (June 2, 1983).

[2]	Managed Futures Association, SEC No-Action Letter (Jul. 15, 1996).

[3]

In a footnote, the Staff emphasized the importance of the third factor by stating: “The position taken in this letter should not be read to provide any relief from the Section 3(a)(1) definition of investment company to any commodity pool that holds itself out as being primarily engaged in the business of investing, reinvesting or trading in securities. Such a commodity pool would be an investment company under the [1940 Act].”

December 15, 2009

The Fund anticipates that its principal source of gains and its primary risk of loss will be driven by changes in the value of the securities held by the Fund. While the Fund intends to invest in futures contracts and futures-related instruments, including, but not limited to equity index futures, currency forwards, commodity futures, swaps on commodity futures, fixed income futures, bond futures and swaps on bond futures, many of the futures held by the Fund will be related to equity or fixed income securities or indices. In these cases, although the form of the investment is a futures contract, the return is based on the underlying securities.

In addition to futures contracts, the Fund intends to invest a significant portion of its assets in instruments that are specifically identified as “securities” pursuant to Section 2(a)(36) of the 1940 Act, including exchange-traded funds and money market instruments, which may include, but are not be limited to, U.S. government securities, U.S. government agency securities, short-term fixed income securities, overnight and/or fixed term repurchase agreements, money market fund shares, cash and cash equivalents. In addition to providing yield for the Fund’s shareholders, investments in money market instruments will support the derivative positions taken by the Fund and should constitute a majority of the Fund’s assets at any one time. Moreover, the Fund’s ownership interest in the Subsidiary will be a security. As such, the Adviser expects that under most market conditions, the Fund’s assets will consist primarily of securities or instruments that derive their value from securities. As a result, the Fund anticipates that the Fund’s gains and losses will be materially driven by changes in the value of securities.

Further, we believe that the Fund’s historical development, public representations of policy in the prospectus and statement of additional information, the Fund’s marketing and management activities and the activities of the officers of the Adviser and the portfolio managers of the Fund will support a conclusion that the Fund should be registered as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act states that an issuer is an “investment company” if it “is or holds itself out as being engaged or primarily engaged, or purposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” The Fund is and is holding itself out as being, primarily engaged in the business of investing and reinvesting in securities, including securities-based futures and forward contracts. The Fund has filed a registration statement with the Commission to register as an investment company.

As disclosed in the Fund’s registration statement, the Fund intends to invest in forward contracts as part of its principal investment strategy. The status of forward contracts as “securities” under the 1940 Act is not entirely clear. Forward contracts, among other instruments, are not included in the itemized list of instruments that are securities contained in Section 2(a)(36) of the 1940 Act. In Currency Fund,4 however, the Commission Staff refused to take a no-action position with respect to an issuer that proposed to invest 50% of its assets in U.S. government securities and 50% of its assets in a wholly-owned subsidiary that would invest substantially all of its assets in forward currency contracts without registering as an investment company under the 1940 Act. In declining to take a no-action position, the Commission Staff did not agree that a

[4]	Currency Fund, SEC No-Action Letter (Sept. 25, 1986).

December 15, 2009

forward currency contract was not a security under Section 2(a)(36) of the 1940 Act.5 Importantly, the in-coming letter acknowledged that the fund’s entire amount of income would be derived from gains from foreign currency contracts, although the fund would hold cash assets and U.S. government securities for margin. Without any analysis, the Staff stated categorically that they were unable to concur that a forward currency contract was not a security for purposes of the 1940 Act.

Moreover, as highlighted in Currency Fund, Davidson and FX Currency, the Commission Staff has indicated that forward contracts may be a security for purposes of the 1940 Act despite not being specifically included in the definition contained in Section 2(a)(36). The Commission Staff has demonstrated that the itemized list of “securities” is not exhaustive and the Commission Staff has expanded the definition at times to include other instruments in appropriate circumstances. Consequently, we do not believe that the status of futures and forward contracts as “securities” for purposes of the Section 2(a)(36) definition should be dispostive of whether the Fund is an investment company under Section 3(a)(1) of the 1940 Act.

Finally, the Fund notes that similar funds registered under the 1940 Act employ substantially similar investment strategies. For example, the Rydex Managed Futures Strategy Fund (the “Rydex Fund”), a series of Rydex Series Funds, registered as an investment company under the 1940 Act and commenced operations on March 2, 2007. The Rydex Fund discloses in its prospectus as its principal investment strategy:

The Managed Futures Strategy Fund will invest substantially all of its net assets in commodity, currency and financial-linked instruments whose performance is expected to correspond to that of the benchmark. The current components of the benchmark consist of approximately 14 sectors with a total of 24 futures contracts, allocated 50% to financial futures, e.g., interest rates and currencies, and 50% to physical commodities, e.g., energy and metals. The contracts are positioned either long or short (except for the energy sector contracts, which cannot have a short position) based on their prices relative to their moving averages. 6

[5]

See also Davidson & Associates, P.C., SEC No-Action Letter (May 7, 1992) (“Davidson”), stating that a “forward currency contract” or “foreign currency contract” may be a security for purposes of Section 2(a)(36) of the 1940 Act; FX Currency Mutual Fund, SEC No-Action Letter (May 7, 1992) (“FX Currency”), stating that a forward contract on foreign currency “may be a security under Section 2(a)(36) of the 1940 Act.” However, the Staff, in a different context, assumed, without deciding, that forward and spot currency contracts and currency options were not securities within the 1940 Act’s definition. Drinker Biddle & Reath LLP, SEC No-Action Letter (Dec. 18, 1998) (“Drinker”). In Drinker, the question was whether certain mutual funds could utilize an affiliated broker to effect foreign currency transactions in the Interbank market. Because the definition of broker in Section 2(a)(6) of the 1940 Act is restricted to persons who effect transactions in “securities,” if the transactions in question were deemed securities, the affiliated broker might not have been able to engage in Interbank transactions on behalf of the funds.

[6]	See Rydex Series Funds, as filed with the Commission on April 30, 2009,

http://www.sec.gov/Archives/edgar/data/899148/000093506909001135/g53299_seriesmfs485b.txt. See also, Rydex Variable Trust, as filed with the Commission on April 30 2009,

http://www.sec.gov/Archives/edgar/data/1064046/000110465909027794/a09-3423_4485bpos.htm.

December 15, 2009

The Rydex Fund also discloses that it invests in exchange-traded notes, exchange-traded funds and in U.S. government securities, short-term, high quality fixed-income securities, money market instruments, overnight and fixed-term repurchase agreements, cash, and other cash equivalents. In addition, the Rydex Fund discloses that it may also invest up to 25% of its total assets in a wholly-owned and controlled Cayman Islands subsidiary.

We believe that the Fund’s investment strategies and investment universe are substantially similar to those of the Rydex Fund. Further, several funds registered under the 1940 Act derive their performance from instruments tied to the performance of commodity indices (e.g., the Oppenheimer Commodity Strategy Total Return Fund,7 the Goldman Sachs Commodity Strategy Fund8 and the PIMCO CommodityRealReturn Strategy Fund9). These funds hold short-term money market securities (as will the Fund) but, unlike the Fund, the main driver of performance of those funds is the change in value of commodities. We respectfully submit that the Rydex Fund and various commodity-return funds have been operating for more than two years as investment companies registered under the 1940 Act and we see no basis for distinguishing the Fund from them such that the above listed funds are able to register under the 1940 Act and the Fund would not. In addition, we respectfully submit that allowing the above funds to register while prohibiting registration by “new” funds that employ similar strategies (such as the Fund), would result in an inequitable competitive advantage to those funds that are already registered and limit investor’s access to products which pursue such strategies.

Comment 2	What percentage of the Fund’s gains and risk of losses are expected to be derived from securities, and what percentage of the Fund’s gains and risk of losses are expected to be derived from non-securities?

What percentage of the Fund’s income is expected to be derived from securities, and what percentage of the Fund’s income is expected to be derived from non-securities?

What percentage of the Fund’s assets is expected to be invested in securities, and what percentage of the Fund’s assets is expected to be invested in non-securities, using market value?

Please provide a comparison of expected assets minus liabilities relating to investments in securities versus expected assets minus liabilities relating to investments in non-securities.

Response	All of these questions are designed to address the overall question presented in Comment 1 above and relate to the factors discussed in Peavey and MFA. Since the

[7]	See Oppenheimer Commodity Strategy Total Return Fund, as filed with the Commission on April 30, 2009,

http://www.sec.gov/Archives/edgar/data/1018862/000072888909000819/body2.htm.

[8]	See Goldman Sachs Trust, as filed with the Commission on April 30, 2009,

http://www.sec.gov/Archives/edgar/data/1018862/000072888909000819/body2.htm.

[9]	See PIMCO Funds, as filed with the Commission on July 29, 2009,

http://www.sec.gov/Archives/edgar/data/810893/000119312509158193/d485bpos.htm#tx42148_2.

December 15, 2009

Fund has not commenced operations, it is difficult to provide the Staff with meaningful data and empirical information to specifically respond to these questions. We direct the Staff’s attention to the analysis and discussion provided in the Response to Comment 1 as to why we believe that it is appropriate that the Fund register as an investment company under the 1940 Act.

Comment 3	Please explain how the Fund can qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code. How will the Fund comply with the requirement that 90% of the Fund’s income be “qualifying income?”

Response	As stated below in the Response to Comment 18, the Fund has obtained a private letter ruling to the effect that dividends paid by the Subsidiary to the Fund will be “good income” for the 90% test in Subchapter M (the “Private Letter Ruling”). The Fund will manage any income received from non-qualifying sources (e.g., income from commodities) in order to comply with this test on an ongoing basis.

Comment 4	Please supplementally discuss whether the wholly-owned subsidiary (the “Subsidiary”) of the Fund will enter into an investment advisory agreement pursuant to the requirements of Section 15(a) of the 1940 Act.

Response	AQR Capital Management, LLC (the “Adviser”), the Fund’s investment adviser, will provide investment advisory and administration services to the Subsidiary under an agreement that does not provide for an investment advisory fee. Since the Subsidiary is not required to be registered as an investment company, it is not required to enter into an advisory agreement that complies with Section 15(a). Nonetheless, the agreement will generally comply with Section 15(a), except that the agreement will not be initially approved by the Board of Trustees of the Trust; however, (i) the agreement will be initially approved by the Board of Directors of the Subsidiary, (ii) the agreement will be initially approved by the Fund as the sole shareholder of the Subsidiary, and (iii) both the Board of the Trust and the Board of the Subsidiary will approve annual continuations of the agreement. As stated below (see Response to Comment 9), the compensation under the Subsidiary’s advisory agreement cannot be increased without approval of the Fund’s Board and a majority of the outstanding voting securities of the Fund (as defined in Section 2(a)(42) of the 1940 Act).

Comment 5	Please confirm that the Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of its Board of Directors. Please confirm that the Subsidiary’s Board will be signatories to the Fund’s post-effective amendments.

Response

The Subsidiary will not comply with Sections 10 and 16 of the 1940 Act relating to the composition of its Board of Directors. Since it is not subject to the 1940 Act, it is not required to do so. To avoid additional complexity and expense, officers of the Fund will serve as the Board of Directors of the Subsidiary. Despite this structure, we do not consider any investor protections to be compromised. The Subsidiary is wholly-owned by the Fund and is under the complete control of the Fund, as its sole shareholder. The Subsidiary cannot take any extraordinary action without the approval of the Fund and its Board, which oversees the operations of the Subsidiary. The Directors of the Subsidiary are also officers of the Fund and are appointed by, and serve at the pleasure of, the Fund’s Board. The operations of the Subsidiary are subject to the review and

December 15, 2009

oversight of the Fund’s Chief Compliance Officer and the Fund’s compliance policies and procedures, which are approved and reviewed by the Fund’s Board. Independent Trustees currently comprise 75% of the Fund’s Board. Further, since the Subsidiary is wholly-owned by the Fund, the Subsidiary is not an issuer of securities. As such, the Fund does not believe that there is a need for the Directors of the Subsidiary to be signatories to the Fund’s post-effective amendments.

Comment 6	Please confirm that the Subsidiary’s financial statements will be audited and filed with a regulatory body, such as the Commission.

Response	The Subsidiary’s financial statements will be consolidated with the audited financial statements of the Fund and included in the Fund’s annual reports to Fund shareholders.

Comment 7	Please confirm that the Subsidiary will meet all of the requirements of the 1940 Act to the same extent as the Fund. In particular, please confirm that the Subsidiary will comply with the requirements of Section 8 of the 1940 Act relating to investment policies, with Section 17 of the 1940 Act relating to affiliated transactions, with Section 18 of the 1940 Act relating to capital structure and leverage, and with the 1940 Act requirements relating to pricing and accounting.

Response	The Subsidiary will comply with the requirements of Section 17 relating to affiliated transactions and custody and Section 18 relating to capital structure, as well as the 1940 Act requirements relating to pricing of securities and accounting. The Fund’s registration statement will disclose the types of investments that will be made through the Subsidiary, consistent with the requirements of Section 8.

Comment 8	Please confirm that the same custodian that will have custody of the assets of the Fund will have custody of the assets of the Subsidiary, and that the same independent registered public accounting firm will audit each of the Fund and the Subsidiary.

Response	The Bank of New York Mellon will serve as the custodian of the assets for each of the Fund and the Subsidiary. PricewaterhouseCoopers LLP will serve as the independent registered public accounting firm for the Fund and it or one of its affiliated firms will audit the Subsidiary.

Comment 9	Please discuss whether the Adviser will be able to increase the advisory fee payable by the Subsidiary, thereby increasing the advisory fee payable by the Fund, without a vote of the shareholders of the Fund.

Response	As discussed above, the Adviser will provide investment advisory and administration services to the Subsidiary under an agreement that does not provide for an investment advisory fee. The Adviser has no intention to charge the Subsidiary an advisory fee for the provision of investment advisory services. The agreement with the Subsidiary will require that any increase in the Fund’s advisory fee, either directly or indirectly through the Subsidiary, will require the approval of the Board of Trustees and a majority of the outstanding voting securities of the Fund.

Comment 10	Will the Subsidiary’s expenses be included in the Fund’s fee table?

December 15, 2009

Response	The Fund will include the expenses of the Subsidiary as a separate line item in the Fund’s fee table.

Comment 11	Please provide an analysis of whether the 25% investment in the Subsidiary is considered a liquid investment.

Response	The Fund is the sole shareholder of the Subsidiary and is able to redeem its interest in the Subsidiary daily at the net asset value of those interests. Based on this ability, the Fund considers its investment in the Subsidiary to be a liquid investment.

Comment 12	Please discuss whether the Fund or the Subsidiary are required to registered as commodity pools with the Commodity Futures Trading Commission (the “CFTC”).

Response	The Fund is registered as an investment company under the 1940 Act, and therefore is excluded from the definition of commodity pool, and is not subject to regulation under the CFTC. There are two bases for concluding that the Subsidiary is not a commodity pool under the rules of the CFTC: (i) it is offered to a single entity (the Fund) and (ii) it is a wholly-owned subsidiary of an entity that is itself excluded from the definition of commodity pool operator and not subject to CFTC regulation. Consequently, the Adviser or the Fund would not be required to register as commodity pool operators or commodity trading advisors, and neither they nor the Subsidiary will be required to make any filings with the CFTC or the National Futures Association.

Comment 13	Please discuss whether the transactions and interactions between the Fund and the Subsidiary implicate Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

Response	The transactions between the Fund and the Subsidiary are expected to consist of purchases and redemptions of shares of the Subsidiary and contributions of capital to the Subsidiary. These transactions are permitted by Rule 17a-3 under the 1940 Act. Since they are covered by Rule 17a-3, we do not consider Section 17(d) to prohibit these transactions. We understand that it is not contemplated that the Fund and the Subsidiary will co-invest or enter into any other joint transaction to which Section 17(d) would apply.

Prospectus

Comment 14	On page 1 of the prospectus, please include disclosure defining what “positive absolute returns” means.

Response	The following disclosure has been added to define “positive absolute returns:”

The use of the term “positive absolute return” is intended to distinguish the Fund’s investment objective from the relative returns sought by other mutual funds. Funds seeking relative returns are generally managed with a goal of outperforming an index of securities or an index of competitive funds. As a result, even if these funds are successful in achieving their investment objectives, their investment returns may be positive or negative and will tend to reflect the general direction of the securities markets. A “positive absolute return” seeks to earn a positive total return over a reasonable period of time regardless of market conditions or general market direction.

December 15, 2009

As a result, if successful, investors in the Fund should expect the Fund to generate positive performance regardless of the performance of the general securities markets.

Comment 15	Certain sentences describing the principal investment strategies of the Fund are complicated and long. Particularly, the third paragraph and the fourth sentence of the fourth paragraph under “Principal Investment Strategies.” Please revise this disclosure to make it more Plain English.

Response	The disclosure has been revised as follows:

The third paragraph has been revised as follows:

The Fund’s portfolio managers use proprietary quantitative models to identify price trends in equity, fixed income, currency and commodity Instruments. Once a trend is determined, the fund will take either a long or short position in the given Instrument. When taking a “long” position, the Fund purchases an instrument outright; when taking a “short” position, the Fund sells an instrument that it does not own and must borrow to meet its settlement obligations. A “long” position will benefit from an increase in price of the underlying Instrument, while a “short” position will benefit from a decrease in price of the underlying Instrument. The size of the position taken will relate to the manager’s confidence in the trend continuing as well as the manager’s estimate of the Instrument’s risk.

The fourth paragraph has been revised as follows:

The Fund bears the risk that the proprietary quantitative models used by the portfolio managers will not be successful in identifying trends or in determining the size and direction of investment positions that will enable the Fund to achieve its investment objective.

Comment 16	On page 2 of the prospectus, please summarize the principal investment risks of the Fund, rather than listing them in bullet point format. Alternatively, please move the disclosure of risk factors beginning on page 4 to page 2 of the prospectus.

Response	The disclosure of the Fund’s risk factors has been moved to page 2 of the prospectus, replacing the bullet point format.

Comment 17	In the fee table, please include, as applicable, a line item disclosing dividends on short sales, acquired fund fees and expenses and interest expense.

Response	The Fund does not currently anticipate that it will incur dividends on short sales, acquired fund fees and expenses or interest expense. As a result, the Fund has not included these expenses as line items in the fee table. Should the Fund incur dividends on short sales, acquired fund fees or expenses (requiring fee table line item disclosure) or interest expense in the future, the Fund will include a separate line item disclosing such fees and expenses.

Comment 18	Has the Fund received a private letter ruling from the Internal Revenue Service? If so, please revise the disclosure on page 7 of the prospectus.

December 15, 2009

Response	On November 4, 2009, the Fund received the Private Letter Ruling stating that income earned by the Fund from an investment in the Subsidiary constitutes qualifying income under Section 851(b)(2) of the Internal Revenue Code. The disclosure has been revised accordingly.

Comment 19	On page 11 of the prospectus, under “Purchasing Policies,” please define “good order” in this section, rather than in the glossary.

Response	The requested change has been made.

Comment 20	On page 12 of the prospectus, the Fund discloses that the confirmation process for purchase and redemption orders may take up to 15 days. The Staff takes the position that this confirmation process should take up to 10 days. Please revise the disclosure accordingly.

Response	The requested change has been made.

Statement of Additional Information

Comment 21	In the Fund’s fundamental policies, the Fund is excluded from the policy restricting the Trust’s other series from concentrating; however, the Fund does not have its own concentration policy. The Fund is required to have a fundamental policy stating whether it will or will not concentrate. Please include such a fundamental policy.

Response	The Fund will not concentrate its investments. The fundamental investment policies of the Fund have been revised such that the Fund will not be excluded from the policy restricting the Trust’s other series from concentrating.

* * * * * * * * * *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents, and represents that it will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Fund.

Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Jack D. Cohen

Jack D. Cohen

cc:	Rose F. DiMartino, Esq. Brendan R. Kalb, Esq. Nicole DonVito, Esq.